Mail Stop 7010
      November 17, 2005
Jerry D. Dumas, Sr.
Chief Executive Officer
Flotek Industries, Inc.
7030 Empire Central Drive
Houston, TX 77040

      Re:	Flotek Industries, Inc.
		Registration Statement on Form SB-2
      Filed October 28, 2005
		File No. 333-129308

Dear Mr. Dumas:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page of Prospectus

1. It appears that you are attempting to register the issuance of 76,029 shares of common stock underlying warrants. Because the warrants are immediately exercisable, the purchasers of the warrants are deemed to own the underlying shares of common stock. Therefore, you must make clear that you are not registering the issuance of these common shares underlying the warrants but rather that you are registering the resale by the shareholders.

Selling Shareholders, page 8

2. If any selling shareholder is a broker-dealer, please identify it as such. Please note that selling shareholders who are broker-dealers must be identified as underwriters in the prospectus. For selling shareholder that are affiliates of broker-dealers, the prospectus must state that: (1) the sellers purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, the disclosure must state that the sellers are also underwriters.

Plan of Distribution, page 9

3. We note the disclosure in the second sentence of the opening paragraph. To the extent that any successor(s) to the named selling shareholders wish to sell under this prospectus, please be advised that you must file a prospectus supplement identifying such successors as selling shareholders. Please revise your disclosure to state that a prospectus supplement will be filed in these circumstances.

4. Please disclose that the selling shareholders may be deemed to be underwriters.

Signatures

5. Please have your controller or principal accounting officer sign in that capacity. Please refer to the instructions to the signature page on Form SB-2.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company
requests
acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Craig Slivka at (202) 555-3729 or the undersigned Branch Chief who supervised review of your filings at
(202) 551-3767, with any questions.

      Sincerely,


      Jennifer Hardy
      Branch Chief


cc:	Rita J. Leader, Esq.
	(713) 871-2024
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Jerry D. Dumas, Sr.
Flotek Industries, Inc.
Page 1 of 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE